Exhibit 99.1

Manchester United plc Announces Fourth Quarter

and Fiscal 2012 Earnings Report Date

MANCHESTER, ENGLAND — 12 September 2012 — Manchester United plc (NYSE: MANU) (the “Company”), one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth, today announced that it will report fourth quarter and fiscal 2012 full year results on Tuesday, 18 September 2012, at approximately 6:00 am ET.  The Company will host a conference call on Tuesday, 18 September 2012, at 8:00 am ET to discuss the results.

A live, listen-only webcast of the conference call will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 134-year heritage we have won 60 trophies, enabling us to develop one of the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Contacts:

Investor Relations:

Brendon Frey / Rachel Schacter

ICR

Phone: +1 203 682 8200

E-mail: ir@manutd.co.uk

Media:

Philip Townsend

Manchester United plc

Phone: +44 161 868 8219

E-mail: philip.townsend@manutd.co.uk